HEALTH SYSTEMS SOLUTIONS, INC.
405 North Reo Street;
Suite 300
Tampa, Florida 33609-1017

May 16, 2008

Mr. Stephen G. Krikorian, Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Health Systems Solutions, Inc. (the “Company”) Form 10-K for the year ended December 31, 2007 SEC File No. 000-27197 Our File No. 52570.39260

Dear Mr. Krikorian:

The following constitutes the Company’s response to each of the comments made in the Staff’s letter dated April 22, 2008, in the order set forth in that letter.

Form 10-K for the Year Ended December 31, 2007

1.	We note that you have checked the well-known seasoned issuer box. Please confirm that you will check the appropriate box in future filings.

The Company will check the appropriate box in future filings.

Mr. Stephen G. Krikorian, Accounting Branch Chief
May 16, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, pages 27 and 28

2.
We note that the funding of your operations in the next twelve months is dependent upon funding by SIBL which is subject to a number of conditions. As there is no assurance that you will be able to meet such conditions, tell us what the impact of failure to meet these conditions would be and what consideration you have given to disclosing such impact.

We draw your attention to the last sentence of the first risk factor on page 15 which states as follows:

If SIBL does not make funds available to us, we will require additional external funding. If we are unable to secure additional external financing on a timely basis, we will not have sufficient cash to fund our working capital and capital expenditure requirements and we will not be able to operate our business.

In future filings, we will include language similar to the above in the section entitled “Liquidity and Capital Resources.”

Significant Accounting Policies

3.
Your critical accounting policies appear to simply repeat the information contained in Note 2 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Disclosure in this section should be limited to only those policies that underlie the most significant and subjective estimates, the sensitivity of those estimates to deviation of actual results form your assumptions, and circumstances that have resulted in revised assumptions in the past.

Management of the Company agrees with the guidance of the Staff and will ensure that in all future filings the disclosure regarding Significant Accounting Policies supplements, and not duplicates, the description of accounting policies that are already disclosed in the notes to the financial statements.

Mr. Stephen G. Krikorian, Accounting Branch Chief
May 16, 2008

Revenue Recognition and Deferred Revenue, pages 30 and 31

4.
We note that for software license agreements that require significant customization or modification of the software, you recognize revenue as the customization services are performed. Tell us how your policy complies with paragraph 74 of SOP 97-2. That is, describe your accounting for these arrangements in conformity with SOP 81-1.

Paragraph 74 of SOP 97-2 indicates that, if a software arrangement requires significant production, modification, or customization of the software, the service element does not meet the criteria for separate accounting set forth in paragraph 65 of SOP 97-2, which allows for a company to account separately for the service element of an arrangement that includes both software and services.

The software we provide typically needs to interface with systems developed by other vendors and utilized by our client. The development and deployment of these interfaces generally does not take more than two weeks. As a result of the short delivery period and the need for the client to have the customization to operate the software, we recognize revenue upon delivery of the software with the functionality our clients require.

When our clients require significant customization, that is customization that requires more than 30 days to modify and deliver our product, we follow ARB 45 and SOP 81-1 and use the percentage of completion method.

Revenue Recognition and Deferred Revenue, pages 30 and 31

5.
We note that when multiple products are sold within a discounted arrangement, a proportionate amount of the discount is applied to each product based on each product’s fair value or relative list price.” Tell us how your policy complies with paragraph 11 of SOP 97-2 and paragraph 6a of SOP 98-9. That is, explain your use of “relative list price” and how this policy is applied when the residual method is in use.

If a discount is offered in a multiple-element arrangement, a proportionate amount of that discount is applied to each element included in the arrangement based on each element’s fair value without regard to the discount. Management notes that no portion of the discount is allocated to any software upgrade rights. When there are undelivered elements and the residual method is used, the discount is applied to all the delivered elements, unless it relates to post customer support (“maintenance”), in accordance with paragraph 11 of SOP 97-2 and paragraph 6a of SOP 98-9.

Mr. Stephen G. Krikorian, Accounting Branch Chief
May 16, 2008

A typical sale with multiple elements for us would include the sale of software, maintenance, implementation and training. Maintenance agreements with our customers are typically on one year renewable terms and are billed as a percentage of the customer’s purchase price of the software, usually 15-18%. The software is almost always the first delivered element and reflects the discount and subsequently the residual, maintenance, as a percentage of the software sales price. Maintenance is recognized ratably over the term of the agreement. Implementation, training fees, and out of pocket expenses are not discounted and are either delivered simultaneously with the software or some time afterward. As a result, any discounts that are recognized would be applied to the first delivered element or, in the case of the Company, software.

Management’s Report on Internal Controls over Financial Reporting, page 37

6.
We note that you appear to be concluding pursuant to Item 308(a)(3) of Regulation S-K regarding your assessment of the effectiveness of your internal controls over financial reporting. Tell us what consideration was given to providing the disclosures set forth in Item 308 (a)(1) and (2).

With respect to 308 (a)(1), management acknowledges and confirms that management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. With respect to 308(2), please note the Company previously documented, tested and evaluated the effectiveness of its internal controls within the framework created by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) with the assistance of outside advisors in 2005. The Company used that framework to update internal controls. The Company relied on its understanding of the guidance provided by the Securities Exchange Commission’s “17 CFR PART 241; Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” in reaching a conclusion. On future filings we will disclose the framework utilized to design our internal controls.

Mr. Stephen G. Krikorian, Accounting Branch Chief
May 16, 2008

Consolidated Statements of Operations, page F-3

7.
We note the classification of the capitalized software impairment within operating expenses. As these amounts appear to have been software to be sold or otherwise marketed to customers (SFAS 86 software) and because SFAS 86 costs are considered costs of revenue, tell us why you have not classified their impairment in cost of revenue.

FAS 144 at paragraph 25 requires that an impairment loss for a long-lived asset to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business enterprise. FAS 144 does not specifically provide whether that impairment be included in cost of revenue or operating expenses. As impairment loss does not meet the definition of cost of sales per Item 210.5-03(b)(2) of Regulation S-X, management concluded it was correct to record the impairment as an operating expense below gross profit.

8.
We note that you impaired the entire balance of capitalized software in 2007. Your disclosure on page 30 states that you “determined the future sales of our solutions net of the cost of those sales would be not sufficient to recover any amount of the unamortized costs.” Tell us whether, and when, you ceased all sales of this software or explain in greater detail why you believe that these products have no value at December 31, 2007.

For purposes of FAS 144, impairment exists when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company will continue to sell the impaired software; however, based on management’s estimates of future cash flow from the sale of the software and the modest level of revenue that will be generated from ongoing sales, management believes the Company will never recover the ongoing expenses associated with the software. As a result, management believed it was prudent and appropriate to impair the assets as of December 31, 2007.

Note 8 - Equity Transactions, pages F-15 and F-16

9.	Please identify all of the variables used to compute the value of the warrants issued with the Series C preferred stock valued at $384,618.

We estimated the fair value of the warrant issued to SIBL using the Black-Scholes pricing model and using the following variables: exercise price, expiration date, share price on the date of grant, volatility and the annual interest rate on the date of grant. On future filings we will disclose in detail the variables used to calculate valuations of issued warrants.

Mr. Stephen G. Krikorian, Accounting Branch Chief
May 16, 2008

Note 14 - Loans Payable, pages F-19 and F-20

10.
With regard to the Xpanxion settlement, explain why you applied the balance of the forgiven note and unpaid invoices as a reduction in the carrying amount of capitalized software costs. Identify the basis in GAAP for your accounting.

In 2006 when we acquired Carekeeper Software, Inc., Xpanxion was an outside consultant of Carekeeper contracted to develop certain software. At the time of the acquisition, Carekeeper had a note payable to Xpanxion for approximately $336,000. After the acquisition, we continued to use Xpanxion for development work. As we became dissatisfied with Xpanxion’s work product, we disputed their invoices, but pursuant to FASB 5 recorded such amounts as liabilities with the corresponding amount recorded as capitalized software.

We ultimately settled with Xpanxion and agreed to pay $225,000. In return they forgave the note payable and all the unpaid invoices. There was an $111,000 difference between the carrying amount of the note payable and the amount paid in the settlement. We applied the difference to software development costs that were capitalized as a result of the assumption of debt. The settlement also relieved us of $258,000 of unpaid invoices. These invoices were originally credited to accounts payable and debited to software development costs. Concurrent with paying the settlement, we reversed these entries. Since all software costs associated with this vendor were written off, there would be no change to the results of operation for any alternative accounting.

Note 16 - Segment Information, page F-20

11.	Tell us how your segment disclosures meet the requirements of paragraphs 27 and 28 of SFAS 131.

Reportable segments are defined as components of an enterprise for which separate financial information is available and that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.

Mr. Stephen G. Krikorian, Accounting Branch Chief
May 16, 2008

Paragraph 27 requires an enterprise to report a measure of profit or loss and total assets for each reportable segment. As we disclosed in footnote 16, we began operating a separate segment in the fourth quarter of 2007. The assets of the new segment account for less than three percent of our total assets. We determined this to be immaterial and have not begun reporting segment assets.

Within our business segments, the most discernable information is revenues and the cost of those revenues. Paragraph 27 of SFAS 131 requires certain items to be included in the determination of a segments profit and loss that would be reviewed by the CODM. The CODM reviews the revenues and the cost of those revenues within each of the reportable segments. External revenues account for 100% of each segments revenue and amortization expense is within the cost of sales. The CODM reviews operating expenses on a functional and consolidated basis. At this time, we do not have cost allocations of operating expenses that would be appropriate for external reporting. Therefore we only report segment information through gross profit.

* * * *

This letter will also confirm that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff's comments. However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 813-282-3303 or at the address indicated above. Thank you for your assistance.

Sincerely,

Stan Vashovsky
Chairman of the Board and Chief Executive Officer